Exhibit (10) R.

EASTMAN KODAK COMPANY

2000 Omnibus Long-Term Compensation Plan

          The undersigned, being the Director, Human Resources and Vice President, Eastman Kodak Company, adopts the following resolution pursuant to the authority granted to him by the Executive Compensation and Development Committee of the Board of Directors of Eastman Kodak Company:

Leadership Stock Program

1. Section 2.42 of the 2000 Omnibus Long-Term Compensation Plan is amended in its entirety, effective January 1, 2004, to read as follows:

2.42	Target Award

“Target Award” means, for a Performance Cycle, the target award amount expressed as a number of shares of Common Stock, established for each wage grade or for each Participant, by the Committee for the Performance Cycle.  The fact, however, that a Target Award is established for a Participant’s wage grade or a Participant shall not in any manner entitle the Participant to receive an Award for such Performance Cycle.

2. The first sentence of Section 13.7 of the 2000 Omnibus Long-Term Compensation Plan is amended, effective January 1, 2004, to read as follows:

In the event a Participant terminates employment due to death, Disability, Retirement or termination of employment for an Approved Reason prior to the Award Payment Date for a Performance Cycle, the Participant will remain eligible for a pro-rata Award, subject to such conditions, limitations and restrictions as the Committee, in its sole judgment, determines.

3. Section 2.34 of the 2000 Omnibus Long-Term Compensation Plan is amended, effective January 1, 2004, to add the following sentence:

In the case of an Award under Article 12, in the event the performance objectives for a Performance Period are achieved, the Performance Formula shall determine what percentage of the Participant’s Target Award for the Performance Cycle will be earned.

4. The second sentence of Section 13.2 of the 2000 Omnibus Long-Term Compensation Plan is amended, effective January 1, 2004, to read as follows:

No later than the first 90 days of a Performance Cycle (or, if later, within the maximum period allowed under Section 162(m) of the Code), the CEO will recommend to the Committee, and from such recommendations the Committee will select, those Key Employees who will be Participants for such Performance Cycle.

5. Section 13.5(a) of the 2000 Omnibus Long-Term Compensation Plan is amended in its entirety, effective January 1, 2004, to read as follows:

13.5	Payment of Awards

(a)

Condition to Receipt of Awards.  Except as provided in Section 13.7, a Participant must be employed by the Company on a date occurring after the end of the Performance Cycle that is designated by the Committee to be eligible for an Award for such Performance Cycle.

Plan Term

1. The second sentence of Section 1.2 of the 2000 Omnibus Long-Term Compensation Plan is amended in its entirety, effective January 1, 2004, to read as follows:

Awards may not be granted after January 18, 2005; except that the Committee may grant Awards after this date in recognition of performance for Performance Cycles commencing prior to such date.

Date:

Robert L. Berman